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                                                                       EXHIBIT 2


                       TRANSACTIONS BY REPORTING PERSONS
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     On October 15, 2001, two holders of options to purchase shares of common stock of Viisage Technology, Inc. held by Lau Technologies exercised options to purchase a total of 400,000 shares at a price of $2.60 per share.

     On October 16, 2001, one holder of options to purchase shares of common stock of Viisage Technology, Inc. held by Lau Technologies exercised options to purchase 29,607 shares at a price of $2.60 per share.